

RULE 10B5-1 SALES PLAN

VIEX Capital Advisors, LLC (the "Seller"), as of September 9, 2020, has entered into this Rule 10b5-1 Sales Plan (the "**Sales Plan**") in order to sell 1,550,000 shares (the "**Shares**") of common stock, par value $0.001 per share (the "**Common Stock**"), of Immersion Corporation (the "**Issuer**") pursuant to the requirements of and in conformity with the provisions of Rule 10b5-1 ("**Rule 10b5-1**") promulgated under the Securities Exchange Act of 1934, as amended (the "**Exchange Act**").

1.   Sales Plan. The Seller requests that Virtu Americas LLC ("Virtu") executes the Sales Plan pursuant to the following:

(a) Starting on October 11, 2020, sell Shares pursuant to the written instructions on Appendix A on a "not held" basis.

(b) This Sales Plan will terminate upon the later of 4:00 pm (New York time) on April 11, 2021 and the occurrence of the any of the following:

(i) the opening of the trading day immediately following the receipt by Virtu of written notice by the Seller of termination of the Sales Plan;

(ii) the completion of the sales contemplated by the Sales Plan;

(iii) the date Virtu becomes aware of the commencement of any voluntary or involuntary case or other proceeding seeking liquidation, reorganization or other relief under any bankruptcy, insolvency or similar law or seeking the appointment of a trustee, receiver or other similar official, in each case with respect to the Issuer or the taking of any corporate action by the Issuer to authorize or commence any of the foregoing;

(iv) the date the Issuer or any other person publicly announces a tender or exchange offer with respect to the Shares or a merger, acquisition, reorganization, recapitalization or other similar business combination or transaction as a result of the consummation of which the Shares would be exchanged or converted into cash, securities or other property; and

(v) the Seller's or Virtu's reasonable determination that: (x) the Sales Plan does not comply with Rule 10b5-1 or other applicable securities laws; or (y) the Seller has not, or Virtu has not, complied with the Sales Plan, Rule 10b5-1 or other applicable securities laws.

(c) Any transaction pending at the time that this Sales Plan is terminated shall be completed and Virtu shall receive the commission set forth in Section 1(d) below.

(d) The Seller will pay Virtu a commission equal to $$0.015 per Share sold pursuant to the Sales Plan.

(e) Virtu must suspend sales of Shares under this Sales Plan on a particular day for any of the following reasons:

(i) A day specified by the Sales Plan is not a day on which the shares of Common Stock trade regular way on the listing exchange or primary market center;

(ii) Trading of the Common Stock on the listing exchange or the primary market center is suspended for any reason;

(iii) Virtu cannot effect a sales of Shares due to legal, regulatory or contractual restrictions applicable to it, the Seller or the Issuer; or

(iv) The Board of Directors of the Issuer, in its sole discretion, deems such suspension necessary and advisable, including suspensions necessary to comply with trading restrictions imposed in connection with any lock-up agreement required in connection with a securities issuance transaction or other similar events.

Virtu will resume sales in accordance with Section 1(a) and 1(b) and this Sales Plan on the next day specified in the Sales Plan after the condition causing the suspension of sales has been resolved to the satisfaction of Virtu, and the Issuer.

(f) This Sales Plan may be modified or amended by the Seller provided that (a) such modification is (i) in writing, (ii) made in good faith and not as part of a scheme to evade the prohibitions of Rule 10b-5 and (iii) is in accordance with the terms of the Sales Plan; and (b) at the time of such modification or amendment the Seller represents and warrants to Virtu that it is not in possession of any non-public material information.

(g) Virtu will from time to time trade on a proprietary basis in shares of Common Stock while in possession of this Sales Plan and orders contemplated hereby, in accordance with industry rules, including New York Stock Exchange Rule 92. By signing this agreement, you acknowledge the foregoing disclosures, and consent to Virtu trading while it is in possession of this Plan or Seller's order.

(h) This Sales Plan prohibits trading or otherwise participating in any short sale (including a short sale "against the box").

(i) Virtu acknowledges and agrees to effect all sales of Shares in accordance with the manner of sale requirements of Rule 144 under the Securities Act of 1933, and in no event shall Virtu effect any such sale if such sale would exceed the then applicable volume limitation under Rule 144, assuming that sales effected by Virtu for Seller under this Sales Plan are the only sales subject to that limitation other than as disclosed in Section 2(d) below.

2.   The Seller's Representations and Warranties. The Seller makes the following representations and warranties, each of which shall continue while this Sales Plan is in effect and will survive the termination of this Sales Plan:

(a) At the time of the Seller's execution of this Sales Plan, the Seller is not aware of any material, non-public information with respect to the Issuer or the Common Stock. The Seller is entering into this Sales Plan in good faith and not as part of a plan or scheme to evade the prohibitions of Rule 10b5-1 or other applicable securities laws.

(b) Sales of Shares under this Sales Plan have been duly authorized by the Seller and are not prohibited by any legal, regulatory or contractual restriction or undertaking binding on the Seller. The Seller owns all Shares free and clear of all liens or encumbrances of any kind. The Seller will inform Virtu as soon as possible of any subsequent legal or contractual restrictions

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affecting the execution of the Sales Plan by Virtu or the Seller and of the occurrence of any event that would cause the Sales Plan to be suspended or to end as contemplated in paragraphs 3 and 6.

(c) The Seller agrees not to enter into or alter any corresponding or hedging transaction with respect to the Shares while this Sales Plan remains in effect.

(d) Sales of 599,613 Shares on September 2, 2020 and 151,263 Shares on September 3, 2020 effected by Seller are the only sales required for Virtu to calculate the volume limitations under Rule 144 applicable to sales under this Sales Plan.

(e) The Seller agrees to provide Virtu any documents that it reasonably requests to effect this Sales Plan, including but not limited to: (i) a W-9 for the Seller; (ii) certificates representing the Shares (or other appropriate evidence thereof), together with all transfer documents and other authorizations required for Virtu to effect settlement of sales of Shares; and (iii) a corporate resolution or secretary's certificate identifying the undersigned and other specified individuals having the authority to implement the Sales Plan by, among other things, engaging a broker-dealer to act as the Seller's agent for such purposes, establishing and maintaining an account on behalf of the Seller for the Sales Plan and to transact in and instruct such broker or dealer on the account to effect the Sales Plan ("Authorized Persons").

(f) The Seller agrees that it does not have authority, influence or control over any sale of Shares effected by Virtu pursuant to this Sales Plan and will not attempt to exercise any such authority, influence or control. The Seller agrees that it will not, communicate any information relating to the Shares or the Seller to any employee of Virtu or its affiliates who are responsible for selling Shares in accordance with this Sales Plan and during the time this Sales Plan is in effect.

(g) The Seller acknowledges and agrees that the Sales Plan is a "securities contract," as such   term is defined in Section 741(7) of Title 11 of the United States Code, as it may be amended (the "**Bankruptcy Code**"), entitled to all of the protections given such contracts under the Bankruptcy Code.

(h) This Sales Plan constitutes the Seller's legal, valid and binding obligation enforceable against the Seller in accordance with its terms. There is no litigation, arbitration or other proceeding pending, or to the Seller's knowledge threatened, that would prevent or interfere with the Seller's sale of Shares under this Sales Plan.

(i) That Virtu will be the Seller's exclusive agent for the sales of Shares pursuant to this Sales Plan and any other selling program during the duration of this Sales Plan.

(j) Prior to the date of execution of any sales specified under the Sales Plan, Seller agrees to have delivered into custody of Virtu certificates representing that number of Shares that may be sold pursuant to the Sales Plan (or other appropriate evidence thereof), together with all transfer documents and other authorizations required for Virtu to effect settlement of sales of Shares sold on behalf of the Seller. Seller agrees that Virtu's obligation to execute sales under the Plan is conditioned on the satisfaction of the foregoing delivery requirements.

(k) The Seller has consulted with legal counsel and other advisors in connection with Seller's decision to enter into the Sales Plan and has confirmed that the Sales Plan meets the criteria set forth in Rule 10b5-1(c) under the Exchange Act. The Sales Plan does not violate the Issuer's insider trading policies.

(l) The Seller agrees to provide Virtu with trade reporting and wire instructions as outlined in Appendix B, for the daily trade reporting and account statements and the transfer of proceeds of sales of Shares by Virtu on the Seller's behalf.

(m) The Seller acknowledges and agrees that Virtu has not provided the Seller with any tax, accounting or legal advice with respect to this Sales Plan, including whether the Seller would be entitled to any of the affirmative defenses under Rule 10b5-1.

(n) The Seller has informed the Issuer of the existence and provisions of the Sales Plan, and, if necessary under the Issuer's insider trading policies, authorized representatives of the Issuer have approved the Sales Plan and been provided with a copy of the Sales Plan.

(o) Seller understands and agrees that if Seller is an affiliate or control person for purposes of Rule 144 under the Securities Act, or if the Shares are restricted securities subject to limitations under Rule 144 under the Securities Act or eligible for resale under Rule 145 under the Securities Act, then all sales of Shares under the Sales Plan will be in accordance with the applicable provisions of Rule 144 under the Securities Act.

(p) Seller agrees to make or cause to be made all filings required under Section 13(d), 13(g) and 16 of the Exchange Act and Rule 144 under the Securities Act, and any other filings necessary pursuant to the Securities Act and/or the Exchange Act.

3. **Virtu's Representations and Warranties.** Virtu makes the following representations and warranties, each of which shall continue while this Sales Plan is in effect and will survive the termination of this Sales Plan:

(a) Virtu shall provide to the Seller at the end of each day on which Shares are sold by Virtu under this Sales Plan, information sufficient to permit (i) Seller to timely prepare and make all filings required under Section 13(d), 13(g) and 16 of the Exchange Act and Rule 144 under the Securities Act of 1933, as amended (the "**Securities Act**"), and (ii) the Issuer to timely prepare and make all filings required under Sections 13(a), 14 and 15(d) of the Exchange Act.

(b) Proceeds from any sale of stock effected under the Sales Plan will be delivered to Seller's Virtu account on a normal settlement basis, less any commission, commission equivalent, mark-up and differential and other ordinary expenses of sale to be paid to Virtu.

4. **Indemnification and Limitation on Liability**

(a) The Seller agrees to indemnify and hold harmless Virtu (and its directors, officers, employees and affiliates) from and against all claims, liabilities, losses, damages and expenses (including reasonable attorney's fees and costs) arising out of or attributable to: (i) any transactions executed pursuant to this plan (ii) any breach by the Seller of this Sales Plan (including the Seller's representations and warranties), and (iii) any violation by the Seller of applicable laws or regulations, including, but not limited to, any actual or alleged violations of any securities laws or rules.

(b) Seller agrees Virtu will not be liable for any failure to perform or for any delay in performance that results from a cause

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or circumstance that is beyond its reasonable control, including but not limited to failure of electronic or mechanical equipment, strikes, failure of common carrier or utility systems, severe weather, market disruptions or other causes commonly known as "acts of God".

(c)   Virtu agrees to indemnify and hold harmless Seller (and its directors, officers, managers, members, employees and affiliates) from and against all claims, liabilities, losses, damages and expenses (including reasonable attorney's fees and costs) arising out of or attributable to the gross negligence or willful misconduct of Virtu in connection with this Sales Plan, arising out of or attributable to any breach by Virtue of this Sales Plan (including Virtu's representations and warranties hereunder), or any violation by Virtu of applicable laws or regulations.   This indemnification shall survive termination of this Sales Plan.

5.   Governing Law.   This Sales Plan will be governed by, and construed in accordance with, the laws of the State of New York, without regard to such State's conflict of laws rules.

6.   Entire Agreement.   This Sales Plan (including any Appendices, Annexes or Exhibits) constitutes the entire agreement between the parties hereto with respect to the subject matter hereof, and supersedes any previous or contemporaneous agreements, understandings, proposals or promises with respect thereto, whether written or oral.

7.   Assignment.   This Sales Plan and each party's rights and obligations hereunder may not be assigned or delegated without the written permission of the other party and shall inure to the benefit of each party's successors and permitted assigns, whether by merger, consolidation or otherwise.

8.   Notices.   All required notifications to Virtu under this Sales Plan shall be made in writing, sent via facsimile and confirmed by telephone to:

Virtu Americas LLC
Attn: Legal Department
165 Broadway
New York, NY
legalnotices@virtu.com

All required notifications to the Seller under this Sales Plan shall be made in writing, sent via facsimile, and confirmed by telephone to:

VIEX Capital Advisors, LLC

Attn: Eric Singer
singer@viexcapital.com

9.   Counterparts.   This Sales Plan may be executed in two or more counterparts and by facsimile signature. Your execution of this agreement constitutes your representation that you are authorized by the Seller to enter into this agreement and confirms your agreement with the foregoing. Upon executing and returning one copy of this letter to the undersigned, this agreement shall become a binding agreement between the Seller and Virtu Americas LLC.

IN WITNESS WHEREOF, the undersigned have signed this Sales Plan as of the date first written above.

SELLER NAME: VIEX Capital Advisors, LLC



By:

Name: Eric Singer

Title: Managing Member

ACCEPTED AND AGREED BY:

VIRTU AMERICAS LLC



By:

Name: Matt Levine

Title: Deputy General Counsel